Exhibit 99.1

Origin Agritech Limited to Announce 2011 Third Quarter Financial Results on September 14

BEIJING--(BUSINESS WIRE)--September 12, 2011--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds and agricultural products in China, today announced that the Company will report results for its fiscal year 2011 third quarter ended June 30, 2011, before the market opens on Wednesday, September 14, 2011.

The Company will host a teleconference on September 14, 2011, at 8:00 a.m. ET / 8:00 p.m. Beijing time to discuss the quarterly results. To participate in the call, please dial +1-877-407-9210 in North America, or +1-201-689-8049 internationally, approximately 15 minutes prior to the scheduled start time.

A replay of the call will be available shortly after the conference call through 11:59 p.m. ET on September 26, 2011, or 11:59 a.m. Beijing Time on September 27, 2011. The replay dial-in numbers are: U.S. toll free number +1-877-660-6853, or the international number is +1-201-612-7415; using Account "286" and Conference ID "378891" to access the replay.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically integrated agricultural biotechnology company specializing in research, development and production to supply food to the growing populations of China. Origin develops, grows, processes, and markets high-quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and it possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase Corn, was approved in November 2009 for which Origin possesses exclusive rights. For further information, please log on to www.originagritech.com.

CONTACT:
Investors:
Origin Agritech Limited
Interim Chief Financial Officer
Irving Kau, 949-878-8505 or 011-86-136-8108-0243
Irving.kau@originseed.com.cn
or
Shiwei Yin
Grayling
Tel: 646-284-9474
Shiwei.yin@grayling.com